UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executieve office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio  43219

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the M/I Homes, Inc. 401(k) Profit Sharing Plan are being filed herewith:

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

M/I Homes, Inc. 401(k)
Profit Sharing Plan
Financial Statements as of December 31, 2006 and 2005
and for the Year Ended December 31, 2006,
Supplemental Schedule as of December 31, 2006 and
Report of Independent Registered Public Accounting Firm

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	7

Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year,	13
December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. Profit Sharing Plan
Columbus, OH

We have audited the accompanying statements of net assets available for benefits of M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of  December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Columbus, OH
June 22, 2007

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:

Cash and cash equivalents	$ 29,690	$ 24,206

Investments – at fair value:
Collective Investment Trust-
SEI Stable Asset Fund	5,729,971	7,482,195

Mutual funds:
JP Morgan Diversified Mid-Cap Growth Select	8,626,403	8,110,071
Dodge & Cox Stock	9,938,058	7,728,815
JP Morgan Equity Index Select	7,855,110	7,096,163
American Beacon Institutional International Equity Fund	5,887,977	3,761,823
Standish Mellon Fixed Income	4,392,906	3,420,322
JP Morgan Mid-Cap Value Select	4,129,371	3,156,246
Harbor Capital Appreciation Fund	3,181,331	2,345,421
Total mutual funds	44,011,156	35,618,861

M/I Homes Company Stock Fund	1,102,979	-
M/I Homes, Inc. common shares	-	1,127,611
Participant loans - interest at 5.0% to 10.0%	1,215,580	1,252,122
Total investments	52,059,686	45,480,789

Receivables:
Contribution receivable from Plan Sponsor	1,942,506	2,472,529
Dividend income receivable	443,205	34,964
Interest income receivable	75,227	77,833
Unsettled trades - sales	226	3,463
Total receivables	2,461,164	2,588,789

TOTAL ASSETS	54,550,540	48,093,784

LIABILITIES -

Unsettled trades - purchases	443,474	124,820

TOTAL LIABILITIES	443,474	124,820

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	54,107,066	47,968,964

Adjustment from fair value to contract value for fully benefit-	157,244	23,986
responsive investment contracts

NET ASSETS AVAILABLE FOR BENEFITS	$54,264,310	$47,992,950

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:

Investment Income:
Net appreciation in fair value of investments	$ 2,508,817
Dividends	2,742,649
Interest	553,214

Total Investment Income	5,804,680

Contributions:
From participants	4,011,689
From Plan Sponsor	1,931,094

Total Contributions	5,942,783

Total additions	11,747,463

DEDUCTIONS -

Benefits paid to participants	(5,476,103)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,271,360

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	47,992,950

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$54,264,310

See notes to financial statements.

M/I HOMES, INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.        PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees hired between October 1, 1988 and December 31, 2003 were eligible to participate in the Plan at the beginning of the calendar quarter immediately following their completion of one year of service, and part time employees were eligible to participate after completing one year of service with a minimum of 1,000 hours. Effective January 1, 2004, the Plan was amended such that all full time employees are eligible for entry into the Plan with respect to employee contributions at the beginning of the calendar quarter immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours.  For eligibility to receive profit sharing contributions, employees are eligible after completion of one year of service with 1,000 hours. Effective July 1, 2005, the Plan was amended such that an employee may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate.  The amendment also allowed a special employer contribution to be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor.  All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information.  The Board of Directors of the Company controls and manages the operation and administration of the Plan.  Wilmington Trust Company serves as the trustee of the Plan.

Contributions—Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Company’s Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2006, these voluntary pre-tax contributions cannot exceed $15,000 per participant ($20,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant’s account cannot exceed the lesser of $44,000 or 100% of the participant’s compensation for the year as provided in Internal Revenue Code Section 415(c).  Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts—Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan Sponsor’s contribution, are currently invested in the SEI Stable Asset Fund, JP Morgan Diversified Mid-Cap Growth Select, Dodge & Cox Stock, JP Morgan Equity Index Select, American Beacon Institutional International Equity Fund, Standish Mellon Fixed Income, JP Morgan Mid-Cap Value Select, Harbor Capital Appreciation Fund, M/I Homes Company Stock Fund, or any combination of the options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in the M/I Homes Company Stock Fund.

Participant account balances are adjusted daily for income, realized and unrealized gains and losses and employer and participant contributions. Employer contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested according to the participant’s current investment elections.  The Plan currently offers seven mutual funds, a collective investment trust and the M/I Homes Company Stock Fund as investment options for participants.  If a participant has not made an investment election, their contributions will automatically be invested in the Moderate Asset Allocation Model (which diversifies the investments based on a moderate risk tolerance) that best fits their time horizon until retirement.

Vesting—Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits—A Plan participant becomes eligible to receive benefits when the participant retires, becomes totally and permanently disabled, dies, or terminates employment. Benefit payments are paid in lump sum amounts.

Loans to Participants—Participants may borrow up to 50% of their account balance, not to exceed $50,000.  The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan allows participants to invest in a collective investment trust, various mutual funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents—Cash and cash equivalents include short-term highly liquid investments having maturities of less than ninety days.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The collective investment trust is reported at fair value, based on the fair market value of the underlying investment contracts (including guaranteed investment contracts issued by insurance companies and other financial institutions, separate account contracts and synthetic wrap contracts).  The fair value of the collective investment trust is adjusted to contract value, representing the net asset available for benefits.  Participants may direct the withdrawal or transfer all or a portion of their investment in the collective investment trust at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  Investments in the M/I Homes Company Stock Fund are accounted for in units.  The unit price fluctuates relative to the price of M/I Homes, Inc. common shares according to the conversion rate established at the initial conversion to unit accounting on August 14, 2006.  Prior to August 14, 2006, investments in the M/I Homes, Inc. common shares valued at quoted market prices.  Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Guidance—In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 requires that an enterprise evaluate whether or not its tax position is in accordance with SFAS No. 109, “Accounting for Income Taxes” and is effective January 1, 2007.  The adoption of FIN 48 will not impact the amounts reported in the Plan’s financial statements due to the fact that the Plan is qualified and tax-exempt.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value.  SFAS 157 also expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years.  The Company does not believe the adoption of SFAS 157 will impact the amounts reported in the Plan’s financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported in the Plan’s financial statements.

Administrative Expenses—Administrative costs of the Plan are paid by the Plan Sponsor.

Payment of Benefits—There was $76,674 in benefits payable at December 31, 2006 and no benefits payable at December 31, 2005.

3.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
SEI Stable Asset Fund (1)	$5,887,215	$7,506,181
JP Morgan Diversified Mid-Cap Growth Select	8,626,403	8,110,071
Dodge & Cox Stock	9,938,058	7,728,815
JP Morgan Equity Index Select	7,855,110	7,096,163
American Beacon Institutional International Equity Fund	5,887,977	3,761,823
Standish Mellon Fixed Income	4,392,906	3,420,322
JP Morgan Mid-Cap Value Select	4,129,371	3,156,246
Harbor Capital Appreciation Fund (2)	3,181,331	2,345,421

(1)	Investment amounts at contract value. The fair value of the investment was $5,729,971 and $7,482,195 at December 31, 2006 and 2005, respectively.
(2)
The December 31, 2005 investment in this fund did not exceed 5% of net assets available for benefits; however, it has been included for comparative purposes since the December 31, 2006 investment exceeds 5% of net assets available for benefits.

4.	NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds:
JP Morgan Diversified Mid-Cap Growth Select	$ (412,230)
Dodge & Cox Stock	973,213
JP Morgan Equity Index Select	949,588
American Beacon Institutional International Equity Fund	612,935
Standish Mellon Fixed Income	10,824
JP Morgan Mid-Cap Value Select	361,392
Harbor Capital Appreciation Fund	92,675

Total mutual funds	2,588,397

M/I Homes Company Stock Fund (1)	(79,580)

Net appreciation in fair value of investments	$2,508,817

(1)	Previously M/I Homes, Inc. common shares through August 14, 2006.

5.	INVESTMENT CONTRACT VALUATION

The Plan has invested in a collective investment trust with Wilmington Trust Company which invests primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006, the Plan held approximately 88,000 units of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc.  At December 31, 2005, the Plan held approximately 28,000 M/I Homes, Inc. common shares, the sponsoring employer.  During the year ended December 31, 2006, the Plan recorded dividend income of $2,900 relating to the M/I Homes Company Stock Fund and M/I Homes, Inc. common shares.

7.       PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA.  In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

8.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated July 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).   The Plan has been amended since receiving the determination letter.  However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2006

	Number of Shares/Units/ Face Value	Market
Collective Investment Trust-
SEI Stable Asset Fund (1)	5,887,215	$ 5,887,215

Mutual Funds:
JP Morgan Diversified Mid-Cap Growth Select	369,123	8,626,403
Dodge & Cox Stock	64,760	9,938,058
JP Morgan Equity Index Select	243,494	7,855,110
American Beacon Institutional International Equity Fund	246,565	5,887,977
Standish Mellon Fixed Income	224,128	4,392,906
JP Morgan Mid-Cap Value Select	159,005	4,129,371
Harbor Capital Appreciation Fund	95,392	3,181,331
Total mutual funds		44,011,156

M/I Homes Company Stock Fund (2)	87,775	1,102,979
Participant loans (maturing 2007-2012 at interest rates of 5% to 10%)	$1,215,580	1,215,580

TOTAL		$52,216,930

(1)	Investment amounts at contract value. The fair value of the investment was $5,729,971 and $7,482,195 at December 31, 2006 and 2005, respectively.
(2)	Party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 22, 2007	By:	/s/Phillip G. Creek
Phillip G. Creek

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2006

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm